A LETTER FROM JFL CAPITAL MANAGEMENT LLC

August 22, 2019

Dear Fellow Merrimack Stockholder:

JFL Capital Management, LLC, together with its affiliates and the other participants in its solicitation (collectively, "JFL Capital" or "we"), is the largest stockholder of Merrimack Pharmaceuticals, Inc. ("Merrimack" or the "Company"), with ownership of approximately 18.7% of the Company's outstanding shares. We have nominated a slate of four highly-qualified candidates – Jason M. Aryeh, Aron R. English, Joseph F. Lawler, M.D., Ph.D., and Kenneth Lin, M.D. – for election to the Company's Board of Directors (the "Board") at Merrimack's upcoming 2019 annual meeting of stockholders (the "2019 Annual Meeting"). We did not come to this decision lightly, but felt that it was necessary given the significant destruction of stockholder value that has occurred and the apparent misalignment of interests between the Board and the Company's stockholders.

Specifically, Merrimack's stock price has **declined by a staggering 86%** since its IPO compared to gains of 207% and 98%, respectively, for the S&P Biotechnology Select Industry Index and Russell 2000 Index over the same time period.[1] Further, the last time that an incumbent director purchased Merrimack shares was August 12, 2015, meaning that it has now been over four years since any incumbent director invested capital into the Company. Moreover, Gary Crocker (the Company's sole executive officer and Chairman, who has collected more than $1.3 million in Board fees since Merrimack became a public company) is the Company's only director nominee that has ever purchased a single Merrimack share. In our view, this demonstrates a lack of confidence by the Company's director nominees in their ability to successfully create value for stockholders. Conversely, each of our nominees has invested their own capital into the Company and accordingly will bring an owner's perspective to the boardroom and a commitment to driving stockholder value.

Taking into account the foregoing, we do not believe that any incumbent director has earned the right to continue to serve on the Board and collect fees while waiting for potential milestone payments to be made to Merrimack (which appears to be the current strategy). In the latest example of its poor corporate governance practices, the Board recently **delayed the 2019 Annual Meeting** such that it is taking place more than 16 months after last year's annual meeting and has **hired at least three law firms** in connection with the 2019 Annual Meeting. We are concerned that, despite the significant destruction of value that has occurred under their leadership to date, it appears that certain incumbents are entrenching themselves at stockholders' expense. Stockholders should not have to needlessly wait any longer to elect representatives of their choosing.

The Company has effectively become a public shell that possesses (i) potential milestone payments from Ipsen S.A. ("Ipsen") and 14ner Oncology, Inc. ("14ner Oncology"), (ii) cash and (iii) net operating loss (NOL) carryforwards (assuming the NOLs have actually been preserved, which, based on a recent discussion with Mr. Crocker, the Company does not know and is just now analyzing at our suggestion. How the Board could have possibly jeopardized over $440 million of NOLs by failing to adopt a tax benefit preservation plan is beyond us). In our view, more can be done to enhance stockholder value beyond waiting for potential milestone payments and spending the remainder of the Company's cash on Board fees for the incumbents while doing so. If elected, our nominees would bring fresh perspectives into the boardroom and

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[1] Source: S&P Data; calculated as of August 5, 2019. Measured by IWM (iShares Russell 2000) - an ETF that tracks the Russell 2000 index, and XBI (SPDR S&P Biotech) - an ETF that tracks the S&P Biotechnology Select Industry Index.

be valuable in assessing and executing on initiatives to unlock value at the Company; however, without being inside the boardroom and having access to all of the Company's books and records, it is impossible for us to determine what the best path forward is for the Company. With that being said, our nominees are committed to fully evaluating a wide range opportunities, from "going dark" and reducing operating costs to a minimum on one end of the spectrum, all the way to pursuing a reverse merger or other strategic transaction on the other, and everything in between.

We cannot ascertain the best path forward from the outside and recognize that there may be information in the Company's possession that prohibits certain strategies from being pursued. Some ideas that we believe are worth exploring include a transaction that maximizes the utility of the Company's significant NOLs (assuming they have not been destroyed already) or a possible restructuring (provided that it can be accomplished in a tax efficient manner) that would seek to separate the potential milestone payments from Ipsen and 14ner Oncology from the Company's remaining business. Also worth considering is running a thorough sales process for the potential milestone payments from Ipsen. As the Company's largest stockholder, we want what is best for all stockholders, and as such, we have no desire to pursue a transaction or other course of action that would squander valuable NOLs. Similarly, segregating the potential milestone payments (such as into a separate entity or share class) will only be pursued to the extent it can be accomplished in a tax efficient manner for stockholders. If the restructuring could be so accomplished, we believe that it would provide stockholders with maximum flexibility because it would allow them to choose whether to continue to own the rights associated with the potential milestone payments, the remaining business, neither or both. Waiting for potential milestones while the incumbent directors collect millions of dollars in fees in the aggregate is not acceptable to us.

As the Company's largest stockholder, our interests are aligned with yours – we only make money when the Company's share price appreciates, not off of Board fees. We believe the time for change is now, and we look forward to presenting our highly qualified candidates – Jason M. Aryeh, Aron R. English, Joseph F. Lawler, M.D., Ph.D., and Kenneth Lin, M.D. – to stockholders for their consideration at the 2019 Annual Meeting.

Sincerely,

Joseph F. Lawler M.D., Ph.D.
Managing Member
JFL Capital Management LLC

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

JFL Partners Fund LP, together with the other participants named herein (collectively, "JFL Capital"), has filed a preliminary proxy statement and an accompanying BLUE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly qualified director nominees at the 2019 annual meeting of stockholders Merrimack Pharmaceuticals, Inc. (the "Company").

JFL CAPITAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be JFL Partners Fund LP ("JFL Partners"), JFL Capital Management LP ("JFL GP"), JFL Capital Holdings LLC ("JFL Holdings"), JFL Capital Management LLC ("JFL Capital Management"), Joseph F. Lawler, M.D., Ph.D., 22NW Fund, LP ("22NW Fund"), 22NW, LP ("22NW"), 22NW Fund GP, LLC ("22NW GP"), 22NW GP, Inc. ("22NW Inc."), Aron R. English, Jason M. Aryeh and Kenneth Lin, M.D.

As of the date hereof, JFL Partners is the direct beneficial owner of 510,152 shares of Common Stock. JFL GP, as the general partner of JFL Partners, may be deemed to beneficially own the 510,152 shares of Common Stock owned by JFL Partners. JFL Holdings, as the general partner of JFL GP, may be deemed to beneficially own the 510,152 shares of Common Stock owned by JFL Partners. As of the date hereof, 739,676 shares of Common Stock were held in a certain account managed by JFL Capital Management (the "JFL Account"). JFL Capital Management, as the investment manager of JFL Partners and the JFL Account, may be deemed to beneficially own the 1,249,828 shares of Common Stock owned in the aggregate by JFL Partners and held in the JFL Account. Dr. Lawler, as the Managing Member of JFL Capital Management and JFL Holdings, may be deemed to beneficially own the 1,249,828 shares of Common Stock owned in the aggregate by JFL Partners and held in the JFL Account. As of the date hereof, 22NW Fund is the direct beneficial owner of 1,241,896 shares of Common Stock. 22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 1,241,896 shares of Common Stock owned by 22NW Fund. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 1,241,896 shares of Common Stock owned by 22NW Fund. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 1,241,896 shares of Common Stock owned by 22NW Fund. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 1,241,896 shares of Common Stock owned by 22NW Fund. As of the date hereof, Mr. Aryeh directly beneficially owns 3,802 shares of Common Stock. As of the date hereof, Dr. Lin directly beneficially owns 5,000 shares of Common Stock.

Contacts:

Joseph F. Lawler M.D., Ph.D.
(512) 761-4500

John Ferguson
Saratoga Proxy Consulting LLC
(212) 257-1311